NEWS RELEASE
Kelso Technologies Inc.
(The “Company” or “Kelso”)	December 4, 2014

Canada:TSX: KLS
United States:NYSE MKT: KIQ

AAR APPROVES NEW JS165H HIGH-FLOW PRESSURE RELIEF VALVE

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that the Association of American Railroads (AAR) has approved our new JS165H high-flow pressure relief valve (PRV) for commercial applications after completing its required two year field trial.

The JS165H has been designed for use on general service rail tank cars carrying hazardous and non-hazardous non-flammable chemicals that require a pressure specification of 165PSI.  Rail tank cars requiring this technology are primarily DOT-111 tank cars that represent approximately two-thirds of the total DOT-111 fleet in North America.

North American chemical companies have been very supportive of the development of the JS165H as a best available technology and we are now able to supply their needs.  Management believes that this development will allow Kelso to increase its market share and continue the momentum of its annual revenue growth.

With this AAR approval Kelso is now able to supply approximately 70% of all PRV applications required by the AAR.  The JS165H is well suited for new tank car manufacturers, retrofit operations and repair facilities.  The Company is able to produce this product in its current production facilities in Bonham, Texas.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport.  Products are specifically designed to provide economic and operational advantages while reducing the potential negative effects of human error and environmental harm during the transport of hazardous materials.  The Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue and increased political concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company with this AAR approval is now able to supply approximately 70% of all PRV applications required by the AAR; the JS165H is well suited for new tank car manufacturers, retrofit operations and repair facilities; the Company is able to produce this product in its current production facilities in Bonham, Texas; management believes that this development will allow Kelso to increase its market share and continue its annual revenue growth; and that Kelso is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; and orders made for our products can be cancelled or changed. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street North Delta, BC, V4C 6V1 www.kelsotech.com